Amended Schedule A
(Effective as of September 28, 2016)

Funds

Name of Fund	Annual Rate of Average Daily Net Assets	Effective Date
Destra Dividend Total Return Fund	0.85%	November 6, 2014
Destra Wolverine Alternative Opportunities Fund	1.20%	October 6, 2015
Destra Flaherty & Crumrine Preferred and Income Fund	0.75%	September 28, 2016
Destra Focused Equity Fund	0.85%	September 28, 2016